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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                             Commission file number:    0-13507
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         (Check one)
              |X|       Form 10-K and Form 10-KSB                | | Form 11-K
              | |       Form 20-F       | | Form 10-Q and Form 10-QSB
              | |       Form N-SAR

         For  period ended DECEMBER 31, 2001

              | |       Transition Report on Form 10-K and Form 10-KSB
              | |       Transition Report on Form 20-F
              | |       Transition Report on Form 11-K
              | |       Transition Report on Form 10-Q and Form 10-QSB
              | |       Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant       Rurban Financial Corp.
                                ------------------------------------------------
         Former name if applicable
                                  ---------------------------------------------
         Address of principal executive office (Street and number)
              401 Clinton Street
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         City, state and zip code    Defiance, Ohio 43512
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          During 2001, Registrant implemented a revised methodology to evaluate the adequacy of its allowance for loan losses. Registrant's management is currently working with its outside auditors to reassess the adequacy of Registrant's allowance for loan losses and additional time is needed to complete such assessment and to fully implement the revised methodology; consequently, Registrant's year-end financial statements are not yet complete. Accordingly, the completion of Registrant's Annual Report on Form 10-K has been delayed. Registrant intends to file its Annual Report on Form 10-K no later than April 15, 2002.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.


         RICHARD C. WARRENER, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
AND CHIEF ACCOUNTING OFFICER                                    (419) 783-8910
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(Name)                                           (Area Code) (Telephone Number)


     (2) Have all other periodic reports (required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s).
                                                          |X|  Yes    | | No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          |X| Yes     | |  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         Registrant currently estimates that its loan loss provision for 2001 will be approximately $8.9 million. Registrant estimates that its 2001 earnings will not be less than $2.0 million.


                             Rurban Financial Corp.
                             ----------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      April 2, 2002              By    /s/  Richard C. Warrener
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